News Release

Sun Life Financial

Sun Life Financial Announces Conversion Privilege of Class A Non-Cumulative Rate Reset Preferred Shares Series 12R

TORONTO, ON - (November 14, 2016) - Sun Life Financial Inc. (TSX: SLF) (NYSE: SLF) ("Sun Life Financial") today announced that it does not intend to exercise its right to redeem its outstanding Class A Non-Cumulative Rate Reset Preferred Shares Series 12R (the "Series 12R Shares") on December 31, 2016. As a result, subject to certain conditions, the holders of Series 12R Shares will have the right, at their option, to convert all or part of their Series 12R Shares on a one-for-one basis into Class A Non-Cumulative Floating Rate Preferred Shares Series 13QR of Sun Life Financial (the "Series 13QR Shares") on December 31, 2016. Holders of Series 12R Shares who do not exercise their right to convert their Series 12R Shares into Series 13QR Shares on that date will retain their Series 12R Shares.

The foregoing conversions are subject to the following conditions: (i) if Sun Life Financial determines that there would be less than one million Series 12R Shares outstanding after December 31, 2016, then all remaining Series 12R Shares will automatically be converted into Series 13QR Shares on a one-for-one basis on December 31, 2016, and (ii) alternatively, if Sun Life Financial determines that there would be less than one million Series 13QR Shares outstanding after December 31, 2016, no Series 12R Shares will be converted into Series 13QR Shares. In either case, Sun Life Financial will give written notice to that effect to any registered holder affected by the preceeding minimums on or before Thursday, December 22, 2016.

The dividend rate applicable to the Series 12R Shares for the five-year period commencing on December 31, 2016 to but excluding December 31, 2021, and the dividend rate applicable to the Series 13QR Shares for the three-month period commencing on December 31, 2016 to but excluding March 31, 2017, will be determined on Thursday, December 1, 2016 and will be announced in a news release on December 1, 2016.

Beneficial owners of Series 12R Shares who wish to exercise their right of conversion should communicate as soon as possible with their broker or other nominee and should ensure that their instructions are followed in order to ensure that the deadline to exercise such right of conversion is met, which is 5:00 p.m. (ET) on Friday, December 16, 2016.

Subject to regulatory approval, Sun Life Financial: (i) may redeem the Series 12R Shares and the Series 13QR Shares in whole or in part on December 31, 2021 and on the 31st of December in every fifth year thereafter by the payment of an amount for each share so redeemed of $25.00, together with all declared and unpaid dividends to the date fixed for such redemption, and (ii) may redeem the Series 13QR Shares in whole or in part on any other date after December 31, 2016 by the payment of an amount for each share so redeemed of $25.50, together with all declared and unpaid dividends to the date fixed for such redemption.

An application will be made to list the Series 13QR Shares on the Toronto Stock Exchange.

The Series 12R Shares and the Series 13QR Shares have not been and will not be registered under the United States Securities Act of 1933, as amended, and subject to certain exceptions, may not be offered, sold or delivered, directly or indirectly, in the United States of America for the account or benefit of U.S. persons. This release does not constitute an offer to sell or a solicitation to buy such securities in the United States.

About Sun Life Financial
Sun Life Financial is a leading international financial services organization providing a diverse range of protection and wealth products and services to individuals and corporate customers. Sun Life Financial and its partners have operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of September 30, 2016, the Sun Life Financial group of companies had total assets under management of $908 billion. For more information please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to Editors: All figures in Canadian dollars except as otherwise noted.

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Media Relations Contact:

Gannon Loftus
Manager, Media & PR
Corporate Communications
T. 416-979-6345
gannon.loftus@sunlife.com

Investor Relations Contact:

Gregory Dilworth
Vice-President
Investor Relations
T. 416-979-4198
investor.relations@sunlife.com